Exhibit 99.2

FORM 51-102

MATERIAL CHANGE REPORT

1.	Name and Address of Company

BRP Inc. (“BRP” or the “Company”)

726 Saint-Joseph Street

Valcourt, Quebec

J0E 2L0

2.	Date of Material Change

July 23, 2019.

3.	Press Releases

A press release reporting the material change described in this report was disseminated via Marketwired on July 23, 2019 and was filed with each of the Canadian securities regulatory authorities via SEDAR.

4.	Summary of Material Change

On July 23, 2019, BRP announced that it had taken up and paid for 6,342,494 subordinate voting shares (“Shares”) at a price of $47.30 per Share under BRP’s substantial issuer bid (“SIB”) to repurchase up to $300 million of its Shares. All dollar amounts indicated herein are in Canadian dollars.

5.1	Full Description of Material Change

On July 23, 2019, BRP announced that it had taken up and paid for 6,342,494 Shares under the SIB.

The Shares purchased represent an aggregate purchase price of approximately $300 million and represented 6.6% of the total number of BRP’s issued and outstanding Shares and multiple voting shares as of July 22, 2019. After giving effect to the SIB, BRP will have 39,289,683 Shares and 50,861,671 multiple voting shares issued and outstanding.

A total of 3,102,768 Shares were taken up and purchased pursuant to auction tenders at or below the purchase price and purchase price tenders. Since the SIB was oversubscribed, shareholders who made auction tenders at or below the purchase price and purchase price tenders had approximately 95.8% of their successfully tendered Shares purchased by BRP (other than “odd lot” tenders, which were not subject to proration). 3,239,726 Shares were taken up and purchased pursuant to proportionate tenders.

Beaudier Inc., 4338618 Canada Inc. and Bain Capital Luxembourg Investments S.à r.l. made proportionate tenders under the SIB in order to maintain their proportionate equity ownership interests in BRP. Upon completion of the SIB, they will respectively hold 15,659,872, 10,439,200 and 19,949,771 multiple voting shares, representing approximately 27.3%, 18.2% and 34.7% of the voting power attached to all of the issued and outstanding Shares and multiple voting shares, and 17.4%, 11.6% and 22.1% of BRP’s issued and outstanding Shares and multiple voting shares.

Any Shares or multiple voting shares not purchased, including such Shares not purchased as a result of proration or Shares tendered pursuant to auction tenders at prices higher than the purchase price or invalidly tendered will be returned to shareholders as soon as practicable by the depositary.

Payment and settlement of the purchased Shares will be effected by Computershare Trust Company of Canada on or about July 25, 2019 in accordance with the SIB and applicable law.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For additional information, please contact Paule Morisset, Assistant Secretary at BRP at 514-732-7062.

9.	Date of Report

July 23, 2019.